FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer

GRANDVIEW GOLD INC. (the “Issuer”)
Suite 820 - 330 Bay Street, Toronto, ON M5H 2S8, CANADA

Item 2.	Date of Material Change

May 10, 2007

Item 3.	News Release

The Issuer issued a press release via a Canadian news wire. A copy of which has been filed on SEDAR.

Item 4.	Summary of Material Change

May 10, 2007, - Toronto, Ontario – Grandview Gold Inc. (TSX Symbol: GVX, OTC-BB Symbol: GVGDF) (“Grandview” or the “Company”) Grandview is very pleased to report a favorable development in its design of the Red Rock target on the Company’s Pony Creek Gold property (the “Property”) on Nevada’s Carlin Trend.

The Company is in receipt of a copy of the report relating to Pinon No .1 deep well drilled by Exxon in Section 21 T28N Range 54E, located approximately two miles east-south-east of Grandview’s Red Rock target area, between the southern edge of the Company’s 28 square mile Pony Creek/Elliott Dome Property and the 5 million ounce Bald Mountain mines. Subsequent review of the Exxon report supports initial geochemical and geophysical targeting done by the Company on the property during the 2006 field season and indicates the primary target sits at an order of magnitude closer to the surface.

The following is excerpted from an April 17, 2007 progress report prepared by consulting geologist Stanley Keith, MS Geo, which has since been reviewed by the Company:

Regarding Stratigraphic setting of the Red Rock drill target.

Regarding the Pinon No. 1 well drilled by Exxon in Section 21 T28N Range 54E. This drillhole is positioned in the upper plate of the Red Rock thrust identified during the mapping by S. Keith and M. Swan for the Grandview Pony Creek project. As it turns out, the lithological information in this log is consistent with the surface geology map by Keith and Swan, and allows a good approximation of the depth to the favorable stratigraphy associated with the Rain-type target identified by geologic mapping, petrology, geochemistry and geophysics. The Exxon well is about two miles ESE of the preliminary position for drill holes that would test the Rain-type target at Red Rock. The interpretation of the Exxon well lithologic information is provided below in Table 1.

Table 1 – Stratigraphic and Lithographic Interpretation of Pinon No. 1 well drilled by Exxon February 1998 to May 1998 (TD = 12,281 feet)

Grandview Gold Inc.

Depth	Rock Type	Formation
0-540	Volcanics	Oligocene Indian Wells
540-720	Tuffacious Sandstone	Eocene Elko Formation
720-2100	Arkosic siltsone +	Mississippian
	Sandstone	Chainman
2100-2700	Conglomerate +	Mississippian Diamond
	sandstone	Peak Conglomerate /
Chainman
2700-3400	Sandstone + Siltstone	Mississippian
Chainman
3400-3550	Calcareous siltstone	Upper Devonian-Lower
	Sandstone + Limestone	Mississippian Pilot
3550-3850	Dolomite	Dolomitized Upper
Devonian Devil’s Gate
Limestone
3970-4030	Shale	Unidentified shale unit
in Devil’s Gate?
4030-5350	Limestone Devil’s Gate	Unaltered Upper
Devonian Devil’s Gate
Limestone
5350-7640	Carbonate	Nevada Group
	(limestone >> dolomite)	Carbonates?
7640	Breccia?	Red Rock Thrust
7640-9160	Sandstone, Siltstone, Shale	Pennsylvanian Permian
	(carbontate) chert-clast	Overlap Sequence?
conglomeratic sandstone?

*Red indicates favorable stratigraphic zone.

The well appears to have intercepted the favorable stratigraphy identified in the stratigraphic model put together by S. Keith for the Red Rock target (see Figure 1). This stratigraphy appears as apparent calcareous siltstones consistent with the favorable pilot unit which rest on dolomitized carbonates consistent with Devil’s Gate. This interval appears at about 3,400 to 3,550 feet in the well. The interval occurs below Chainman-like siltstones and mudstones which in turn appear below a conglomerate unit, the top of which is at about 2,100 feet in the Exxon well. The collar locations at the Red Rock target are within the conglomeratic unit and hence, the favorable rocks are projected to occur at about 1,500 feet below the projected collar elevations within the Red Rock target.

In summary, the Exxon well provides solid stratigraphic confirmation of the stratigraphy shown in the Figure 1 cross section. In fact, the target depths within the cross section are a few hundred feet deeper than that projected from the Exxon well. In effect, the Exxon well is a very positive development with respect to the Red Rock target design (see Figures 1 and 2), which now is considered to be at shallower depths than formerly projected. It would benefit the company to obtain the cuttings, if possible, to see if there is a Carlin-type gold geochemistry in the stratigraphic interval interpreted to be the pilot Devil’s Gate contact. It is also of interest that the footwall Devil’s Gate unit is dolomitized analogous to Rain.

The consultant report was prepared by Stanley B. Keith, MS Geo, President MagmaChem Exploration Inc, a “qualified person” as defined by National Instrument 43-101 and the information in this release was prepared under the direction of Paul Sarjeant, P.Geo., President and CEO of Grandview, who is also a “qualified person” as defined by National Instrument 43-101.

Grandview Gold Inc.

The Pony Creek/Elliot Dome property is optioned to Grandview Gold Inc by Mill City Gold Corp. Grandview has an option to earn an undivided 60-percent interest in the Property by incurring $3.5 million (U.S.) in resource exploration and development expenditures over a three-year period.

Item 5.

Full Description of Material Change

May 10, 2007, - Toronto, Ontario – Grandview Gold Inc. (TSX Symbol: GVX, OTC-BB Symbol: GVGDF) (“Grandview” or the “Company”) Grandview is very pleased to report a favorable development in its design of the Red Rock target on the Company’s Pony Creek Gold property (the “Property”) on Nevada’s Carlin Trend.

The Company is in receipt of a copy of the report relating to Pinon No .1 deep well drilled by Exxon in Section 21 T28N Range 54E, located approximately two miles east-south-east of Grandview’s Red Rock target area, between the southern edge of the Company’s 28 square mile Pony Creek/Elliott Dome Property and the 5 million ounce Bald Mountain mines. Subsequent review of the Exxon report supports initial geochemical and geophysical targeting done by the Company on the property during the 2006 field season and indicates the primary target sits at an order of magnitude closer to the surface.

The following is excerpted from an April 17, 2007 progress report prepared by consulting geologist Stanley Keith, MS Geo, which has since been reviewed by the Company:

Regarding Stratigraphic setting of the Red Rock drill target.

Regarding the Pinon No. 1 well drilled by Exxon in Section 21 T28N Range 54E. This drillhole is positioned in the upper plate of the Red Rock thrust identified during the mapping by S. Keith and M. Swan for the Grandview Pony Creek project. As it turns out, the lithological information in this log is consistent with the surface geology map by Keith and Swan, and allows a good approximation of the depth to the favorable stratigraphy associated with the Rain-type target identified by geologic mapping, petrology, geochemistry and geophysics. The Exxon well is about two miles ESE of the preliminary position for drill holes that would test the Rain-type target at Red Rock. The interpretation of the Exxon well lithologic information is provided below in Table 1.

Table 1 – Stratigraphic and Lithographic Interpretation of Pinon No. 1 well drilled by Exxon February 1998 to May 1998 (TD = 12,281 feet)

Depth	Rock Type	Formation
0-540	Volcanics	Oligocene Indian Wells
540-720	Tuffacious Sandstone	Eocene Elko Formation
720-2100	Arkosic siltsone +	Mississippian
	Sandstone	Chainman
2100-2700	Conglomerate +	Mississippian Diamond
	sandstone	Peak Conglomerate /
Chainman
2700-3400	Sandstone + Siltstone	Mississippian
Chainman
3400-3550	Calcareous siltstone	Upper Devonian-Lower
	Sandstone + Limestone	Mississippian Pilot
3550-3850	Dolomite	Dolomitized Upper
Devonian Devil’s Gate
Limestone

Grandview Gold Inc.

3970-4030	Shale	Unidentified shale unit
in Devil’s Gate?
4030-5350	Limestone Devil’s Gate	Unaltered Upper
Devonian Devil’s Gate
Limestone
5350-7640	Carbonate	Nevada Group
	(limestone >> dolomite)	Carbonates?
7640	Breccia?	Red Rock Thrust
7640-9160	Sandstone, Siltstone, Shale	Pennsylvanian Permian
	(carbontate) chert-clast	Overlap Sequence?
conglomeratic sandstone?

*Red indicates favorable stratigraphic zone.

The well appears to have intercepted the favorable stratigraphy identified in the stratigraphic model put together by S. Keith for the Red Rock target (see Figure 1). This stratigraphy appears as apparent calcareous siltstones consistent with the favorable pilot unit which rest on dolomitized carbonates consistent with Devil’s Gate. This interval appears at about 3,400 to 3,550 feet in the well. The interval occurs below Chainman-like siltstones and mudstones which in turn appear below a conglomerate unit, the top of which is at about 2,100 feet in the Exxon well. The collar locations at the Red Rock target are within the conglomeratic unit and hence, the favorable rocks are projected to occur at about 1,500 feet below the projected collar elevations within the Red Rock target.

In summary, the Exxon well provides solid stratigraphic confirmation of the stratigraphy shown in the Figure 1 cross section. In fact, the target depths within the cross section are a few hundred feet deeper than that projected from the Exxon well. In effect, the Exxon well is a very positive development with respect to the Red Rock target design (see Figures 1 and 2), which now is considered to be at shallower depths than formerly projected. It would benefit the company to obtain the cuttings, if possible, to see if there is a Carlin-type gold geochemistry in the stratigraphic interval interpreted to be the pilot Devil’s Gate contact. It is also of interest that the footwall Devil’s Gate unit is dolomitized analogous to Rain.

Grandview Gold Inc.

Figure 2 – Map of Red Rock target area showing geologic highlights of Rain analog target design.

Grandview Gold Inc.

Figure 1 – Cross-section A-A’ showing target design at Red Rock

The consultant report was prepared by Stanley B. Keith, MS Geo, President MagmaChem Exploration Inc, a “qualified person” as defined by National Instrument 43-101 and the information in this release was prepared under the direction of Paul Sarjeant, P.Geo., President and CEO of Grandview, who is also a “qualified person” as defined by National Instrument 43-101.

The Pony Creek/Elliot Dome property is optioned to Grandview Gold Inc by Mill City Gold Corp. Grandview has an option to earn an undivided 60-percent interest in the Property by incurring $3.5 million (U.S.) in resource exploration and development expenditures over a three-year period.

Grandview Gold Inc.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

N/A

Item 8.	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number: Paul Sarjeant Phone: (416) 486-3444

The foregoing accurately discloses the material change referred to herein.

Dated at Toronto, Ontario this 10th day of May 2007

Grandview Gold Inc.

"Paul Sarjeant"

Paul Sarjeant,
President and Chief Executive Officer

Grandview Gold Inc.